Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

February 27, 2013

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”)
File Nos. 333-161462 and 811-21449

Dear Ms. DiAngelo:

This letter responds to a comment we received from you via telephone on February 22, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-161462 and 811-21449), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 18, 2013. The following summarizes your comment and provides our response. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The response below is reflected in the Fund’s Post-Effective Amendment No. 9 filing on Form N-2 (File Nos. 333-161462 and 811-21449), which was filed today with the SEC.

Comment:    The N-2 fee table seems to agree to the N-14 fee table – does the N-2 fee table take into account the estimated economies of scale of the potential merger? The estimated expenses going forward happen to agree with the actual expense ratios – is this just a coincidence?

Response:    The N-14 and the N-2 are both showing a gross expense ratio of 1.42%, which is ‘restated,’ but it actually ties to the gross expense ratio in the financial highlights. The reason being that there was a 1bp increase to the interest expense to reflect the issuance of the VMTP Shares and the expiration of the Fund’s borrowing and then a 1bp decrease to Other Expenses to remove ARPS-related expenses.

February 27, 2013

The N-14 pro-forma number of 1.41% is one basis point less than the Acquiring Fund amount in the N-14 and the gross amount in the N-2. Though these numbers are ‘close’ to the same amount and could perhaps be deemed coincidental, Nuveen does confirm those numbers are correct.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman